UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-33488

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

Missouri State Bank & Trust Company Retirement Savings Plan

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

MARSHALL & ILSLEY CORPORATION 770 North Water Street Milwaukee, Wisconsin 53202

MARSHALL & ILSLEY CORPORATION
FORM 11-K – MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Missouri State Bank & Trust Company Retirement Savings Plan Financial Statements as of and for the Years Ended December 31, 2010 and 2009, and Report of Independent Registered Public Accounting Firm

MISSOURI STATE BANK & TRUST COMPANY

RETIREMENT SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009.	3

Notes to Financial Statements as of and for the Years Ended December 31, 2010 and 2009	4-16

NOTE:Supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Missouri State Bank & Trust Company
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 8, 2011

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments — at fair value:
Interest in Master Trusts	$523,042	$539,451
Investments	1,005,252	974,982
Total investments	1,528,294	1,514,433

Receivables:
Notes receivable from participants	16,925	-
Accrued investment income	556	604
Total receivables	17,481	604

Total assets	1,545,775	1,515,037

LIABILITIES — Payable for pending trades	14	-

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,545,761	1,515,037

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENTCONTRACTS	(1,581)	1,120

NET ASSETS AVAILABLE FOR BENEFITS	$1,544,180	$1,516,157

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
INCOME:
Income from interest in Master Trusts	$80,720	$94,047
Net appreciation in fair value of investments	113,254	159,888
Interest and dividends	14,527	16,147

Total income - net	208,501	270,082

DEDUCTIONS:
Benefits paid to participants	(174,223)	(110,046)
Administrative expenses	(6,255)	-

Total deductions	(180,478)	(110,046)

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	28,023	160,036

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,516,157	1,356,121

End of year	$1,544,180	$1,516,157

See notes to financial statements.

MISSOURI STATE BANK & TRUST COMPANY
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF THE PLAN

The following description of the Missouri State Bank & Trust Company Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Missouri State Bank & Trust Company (the “Company”). Marshall & Ilsley Corporation (the “Corporation”) is the administrator of the Plan and Marshall & Ilsley Trust Company (the “Trustee”), a subsidiary of the Corporation, serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On May 1, 2006, the Company merged with the Corporation, and participants terminated as a direct result of the merger became 100% vested in the Plan. Participants continuing with the Corporation post merger are subject to the vesting schedule of the Plan as described below. The Plan’s benefits were frozen as of April 30, 2006.

Effective April 1, 2006, each active Company Plan participant was eligible to become a participant in the M&I Retirement Program, a defined contribution plan that is subject to the provisions of ERISA.

On December 17, 2010, the Corporation and Bank of Montreal (“BMO”) announced that they had entered into a definitive merger agreement (the “Agreement”) under which BMO will acquire all outstanding shares of common stock of the Corporation in a stock-for-stock transaction.  The transaction, which has been approved by the Corporation’s Board of Directors, the Board of Directors of BMO, and the Corporation’s shareholders, is expected to close prior to July 31, 2011 subject to customary closing conditions, including regulatory approvals.

Per the terms of the Agreement, the Corporation's Board of Directors has adopted a resolution to terminate the Company Retirement Savings Plan or any 401(k) plan, which includes the Plan.  Final dissolution of the assets in the Plan requires IRS approval of the termination.  Following the merger with BMO, a request will be submitted to the IRS for the approval of the Plan termination.  IRS approval of the Plan termination is expected to be received within 18 months following the request.  Following the receipt of the IRS approval, all remaining Plan participants will receive a distribution of their account balance based on their distribution election, which will be collected at that time.  Distributions can be requested in cash, or as a direct rollover to an IRA or other qualified retirement plan.

The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

Contributions — Prior to the Plan being frozen, participants could elect to contribute 1% to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company also made discretionary matching contributions equal to a percentage of participants’ elective deferral contributions. Participants could also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. However, such contributions were not eligible for matching contributions by the Company.

Participant Accounts — Individual accounts are maintained for each of the Plan’s participants.  Each participant’s account is credited with the participant’s contributions, the participant’s share of Corporation contributions, and allocations of the Plan’s income (loss).  Any related expenses based on participant earnings or account balances are deducted from the participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. For participants not 100% vested as a result of the Company merger, vesting in the Company’s contributions is based on continuous service. A participant vests 20% each year upon completing two years of service. A participant is 100% vested after completing six years of service.

Forfeitures — Prior to the Plan being frozen, forfeited nonvested accounts were used to reduce Company contributions. Subsequent to the Plan being frozen, forfeited nonvested accounts were used to pay administrative expenses and then allocated to participants.

Investment Options — Participants may direct the investment of their contributions into various investment options offered by the Plan.

In 2007, the Corporation and its wholly-owned subsidiary, Metavante, completed a series of transactions culminating in the creation of two separately traded public companies. On October 1, 2009, Fidelity National Information Services, Inc. (“FIS”) acquired Metavante. Shares of Metavante were converted to shares of FIS and the name of the investment option was changed from the Metavante Stock Fund to the FIS Stock Fund.

In 2010, the Plan Administrator elected to cease offering the FIS Stock Fund as an investment option given the Corporation’s lack of pecuniary interest in FIS.  During 2010 and 2009, participants invested in the FIS Stock Fund were able to diversify their investment out of the fund, but not able to direct new contributions into it.  Beginning December 15, 2010, any remaining shares in the FIS Stock Fund were sold by the Plan Administrator.  Proceeds from the sale of the FIS Stock Fund initiated by the Plan were reinvested as per the participants’ specific instructions, if provided.  Participants who did not provide specific instructions for the reinvestment of proceeds resulting from an FIS Stock Fund sale initiated by the Plan had their proceeds reinvested based on their investment election for future contributions in effect at the time.

Notes Receivable from Participants — Prior to May 1, 2006, participants were permitted to borrow from their vested accounts with a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever was less.  The loans were secured by the balance in the participant’s account.  Principal and interest were paid ratably through payroll deductions.  As of May 1, 2006, the Plan no longer offered new loans to participants.   Effective July 1, 2010, the Plan re-offered participants the opportunity to take a loan from their retirement account balance in an amount ranging from $1,000 to $50,000 (limited to no more than one-half of their vested account balance).  The loans are repayable through payroll deductions and were written with original terms of 1 to 25 years. The interest rate was based on prevailing market conditions at the time the loans were made and are fixed over the life of the note.

Payment of Benefits — Participants in the Plan or their beneficiaries are eligible to receive a benefit upon their termination, normal retirement date, early retirement date, death, financial hardship, or disability, as defined, equal to the amount in their individual vested account.  Participants who are 59 1/2 or older may take in-service pre-tax withdrawals for any reason.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan investments include mutual funds, interests in master trusts, and a common collective fund that holds synthetic and traditional guaranteed investment contracts (GICs). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could have a material effect on the values of the investment instruments reported in the financial statements.  Synthetic and traditional GICs, which meet the definition of fully benefit-responsive, are carried at contact value.  If an event were to occur such that the realization of the full contract value is no longer probable (for example, a significant decline in credit worthiness of the contract issuer or wrapper provider), these investment contracts would no longer be considered fully benefit responsive and would be carried at fair value.

Investment Valuation — All investments are stated at fair value, except the M&I Stable Principal Fund (the “Stable Principal Fund”) whose investments include synthetic and traditional GICs which meet the definition of “fully benefit-responsive investment contracts”.  An investment contract is considered fully benefit-responsive if all of the following criteria are met for that contract, analyzed on an individual basis:

•
The investment contract is affected directly between the fund and the issuer and prohibits the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

•
Either (1) the repayment of principal and interest credited to participants in the fund is a financial obligation of the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a contract generally referred to as a wrapper, must provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

•	The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions.

•
An event that limits the ability of the fund to transact at contract value with the issuer and that also limits the ability of the fund to transact at contract value with the participants in the fund must be probable of not occurring.

•	The fund itself must allow participants reasonable access to their funds.

Contract value is considered the relevant measurement attribute for benefit-responsive contracts because that is the amount participants in the fund would pay or receive if they were to initiate contributions or withdrawals.  Therefore, the fair value stated in investments is adjusted to contract value on the statement of net assets available for benefits for fully-benefit responsive investment contracts.   The GIC crediting interest rates are determined at various intervals under the terms of the investment contracts.  There are no limitations on guarantees of the contracts.

Notes Receivable from Participants – In September 2010, the Financial Accounting Standards Board (“FASB”) clarified how loans to participants should be classified and measured by defined contribution benefit plans. Participant loans were previously classified as investments and carried at fair value.  The clarification requires that participant loans, which are classified as notes receivable from participants, are to be segregated from plan investments, and measured at their unpaid principal balance plus any accrued and unpaid interest.  As required, the Plan retrospectively adopted the new accounting as of December 31, 2009.  The adoption of the new accounting impacted the classification of participant loans on the statements of assets available for benefits, but had no impact on assets available for benefits.  Notes receivable from participants were $16,925 with an interest rate of 3.25% as of December 31, 2010.  There were no notes receivable from participants outstanding as of December 31, 2009.

Income Recognition — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The statements of changes in net assets available for benefits reflect income credited to participants and net appreciation or depreciation in fair value of only those investments that are not fully benefit responsive.

Administrative Expenses — Trustee fees were paid by the Corporation.  Administrative expenses paid by the Plan for the year ended December 31, 2010 were $6,255, primarily consisting of audit fees.  All administrative expenses of the Plan were paid by the Corporation for the year ended December 31, 2009.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to participants who elected to withdraw from the Plan but were not yet paid as of December 31, 2010 and 2009.

Reclassifications – Certain amounts previously reported have been reclassified to conform to the current presentation.

Subsequent Events — Management has evaluated the impact of all subsequent events through June 8, 2011, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price at the measurement date that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in which the reporting entity is engaged.

A three-tier hierarchy is used to measure fair value based on the transparency of the inputs to the valuation of an asset or liability and expands the disclosures about instruments measured at fair value.  These inputs are summarized into three broad levels described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets in active markets and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Fair values are initially valued based upon transaction price and are adjusted to reflect exit values as evidenced by financing and sale transactions with third parties.

Determination of Fair Value — Following is a description of the valuation methodologies used for measuring the fair value of investments.

Interest in Master Trusts — These investment vehicles are unitized funds which are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets (mutual funds and common stock) owned by the trust, minus its liabilities, and then divided by the number of units outstanding.  The fair values of the Interest in Master Trusts are classified within the level 2 of the valuation hierarchy as collective trust funds (see Note 5).

Investments — Mutual Funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

The Stable Principal Fund is primarily invested in traditional and synthetic GICs, a money market fund and prior to March 25, 2010, interests in a securities lending collateral fund.

Traditional GICs are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic GIC, the Stable Principal Fund purchases high quality debt obligations and enters into contractual arrangements (wrapper contracts) with third parties related to these debt obligations to provide a guarantee of contract value and specified interest.

Fair values of the high quality debt instruments underlying the synthetic GICs and the interest in the securities lending collateral fund are measured using various matrix pricing methodologies or compiled modeled prices from various sources.  These models are primarily industry-standard processes that apply various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates and current and contractual prices for the underlying investments.  Substantially all of inputs to the pricing matrix and model assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.   The fair values of the traditional GICs are determined using a discounted cash flow model.  The fair value of the wrapper contract is determined to be zero since the wrapper resets monthly at market rates.

During 2008, the Stable Principal Fund entered into two capital support agreements (“CSAs”), one as of September 30, 2008, with the Trustee and one as of November 30, 2008, with the Corporation.  The CSAs were subject to renewals at each quarter end. As of March 31, 2009, the CSA with the Trustee was terminated and replaced with a single CSA with the Corporation.  The CSAs were provided due to volatility in the fixed income securities markets, which the Trustee believed was primarily liquidity-driven. The CSAs required the contribution of capital to the Stable Principal Fund, up to established limits, if the retention or disposition of certain assets of the Stable Principal Fund caused a loss that would otherwise prevent the Stable Principal Fund from valuing certain assets on a cost rather than a market value basis and maintaining a stable net asset value of $1.00 per unit. The fair value of the CSAs to the Stable Principal Fund was generally the intrinsic value of the guarantee and represented approximately 40% of the CSA aggregate limit at December 31, 2009.

On March 3, 2010, the trustee of the Stable Principal Fund requested from the Corporation payment of a capital contribution in exchange for terminating the CSA between the Stable Principal Fund and the Corporation.  The Corporation agreed to satisfy its capital contribution obligations under the CSA and made payments equal to the difference between the cost and fair value of certain investments to maintain a stable net asset value of $1.00 per unit.  The CSA was terminated in its entirety on March 25, 2010.

The fair value of the Stable Value Fund is classified as level 2 of the fair valuation hierarchy.

The Interest in Master Trusts and Investments are stated at fair value on a recurring basis and are categorized in their entirety in the tables below based upon the lowest level of significant input to the valuations as of December 31, 2010 and 2009.

	2010
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Interest in Master Trusts		$523,042		$523,042
Investments:				-
Mutual Funds	$883,354			883,354
Stable Value Fund		121,898		121,898
TOTAL	$883,354	$644,940	$-	$1,528,294

	2009
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
	(Level 1)	(Level 2)	(Level 3)

Interest in Master Trusts		$539,451		$539,451
Investments:
Mutual Funds	$830,346			830,346
Stable Value Fund		144,636		144,636
TOTAL	$830,346	$684,087	$-	$1,514,433

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

M&I Master Trust — Growth Balanced Fund*	$275,328	$242,966
M&I Master Trust — Moderate Balanced Fund*	106,098	112,403
M&I Master Trust — Aggressive Stock Fund*	-	100,572
Marshall Large-Cap Growth Fund*	81,444	-
Vanguard Institutional Index Fund	140,497	131,985
M&I Stable Principal Fund*	121,898	144,636

*Represents party-in-interest

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value as follows:

	2010	2009

Mutual funds	$113,254	$159,888

Net appreciation of fair value of investments	$113,254	$159,888

5.	INTEREST IN MASTER TRUSTS

Certain of the Plan’s investment assets are held in trust accounts at the Trustee and consist of undivided interests in investments. The “Master Trusts” are established by the Corporation and administered by the Trustee. Use of the Master Trusts permits the commingling of the Plan’s assets with the assets of the North Star Financial Corporation 401k Plan and the M&I Retirement Plan for investment and administrative purposes. Although assets of the remaining plans are commingled in the Master Trusts, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The Plan’s investments and income (loss) in the Master Trusts at December 31, 2010 and 2009 are summarized as follows:

M&I Master Trust — Aggressive Stock Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — mutual funds	$76,861,255	$64,755,168

Net assets of the M&I Master Trust — Aggressive Stock Fund	$76,861,255	$64,755,168

Plan’s interest in net assets of the M&I Master Trust — Aggressive Stock Fund	$73,702	$100,572

Plan’s interest in M&I Master Trust — Aggressive Stock Fund as a percentage of the total	0.10%	0.16%

Dividend and interest income	$663,989	$580,360
Net appreciation in the fair value of investments — mutual funds	12,296,496	17,563,920
Total M&I Master Trust — Aggressive Stock Fund income	$12,960,485	$18,144,280

M&I Master Trust — Growth Balanced Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — mutual funds	$105,656,883	$89,068,674

Net assets of the M&I Master Trust — Growth Balanced Fund	$105,656,883	$89,068,674

Plan’s interest in net assets of the M&I Master Trust — Growth Balanced Fund	$275,328	$242,966

Plan’s interest in M&I Master Trust — Growth Balanced Fund as a percentage of the total	0.26%	0.27%

Dividend and interest income	$1,977,809	$2,045,633
Net appreciation in the fair value of investments — mutual funds	11,238,412	18,269,286
Total M&I Master Trust — Growth Balanced Fund income	$13,216,221	$20,314,919

M&I Master Trust — Aggressive Balanced Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — mutual funds	$24,206,561	$16,450,677

Net assets of the M&I Master Trust — Aggressive Balanced Fund	$24,206,561	$16,450,677

Plan’s interest in net assets of the M&I Master Trust — Aggressive Balanced Fund	$5,993	$12,587

Plan’s interest in M&I Master Trust — Aggressive Balanced Fund as a percentage of the total	0.02%	0.08%

Dividend and interest income	$303,819	$268,057
Net appreciation in the fair value of investments — mutual funds	2,728,411	3,749,669
Total M&I Master Trust — Aggressive Balanced Fund income	$3,032,230	$4,017,726

M&I Master Trust — Moderate Balanced Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — mutual funds	$21,464,509	$14,772,801

Net assets of the M&I Master Trust — Moderate Balanced Fund	$21,464,509	$14,772,801

Plan’s interest in net assets of the M&I Master Trust — Moderate Balanced Fund	$106,098	$112,403

Plan’s interest in M&I Master Trust — Moderate Balanced Fund as a percentage of the total	0.49%	0.76%

Dividend and interest income	$462,539	$370,318
Net appreciation in the fair value of investments — mutual funds	1,799,235	2,197,935
Total M&I Master Trust — Moderate Balanced Fund income	$2,261,774	$2,568,253

M&I Master Trust — Diversified Stock Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — mutual funds	$29,688,576	$21,720,595

Net assets of the M&I Master Trust — Diversified Stock Fund	$29,688,576	$21,720,595

Plan’s interest in net assets of the M&I Master Trust — Diversified Stock Fund	$40,703	$45,510

Plan’s interest in M&I Master Trust — Diversified Stock Fund as a percentage of the total	0.14%	0.21%

Dividend and interest income	$291,530	$242,549
Net appreciation in the fair value of investments — mutual funds	3,967,531	5,427,294
Total M&I Master Trust — Diversified Stock Fund income	$4,259,061	$5,669,843

M&I Master Trust — FIS Stock Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — common stock	$-	$53,836,643

Net assets of the M&I Master Trust — FIS Stock Fund	$-	$53,836,643

Plan’s interest in net assets of the M&I Master Trust — FIS Stock Fund	$-	$10,974

Plan’s interest in M&I Master Trust — FIS Stock Fund as a percentage of the total	-	0.02%

Dividend and interest income	$316,148	$116,826
Net appreciation (depreciation) in the fair value of investments — common stock	5,670,702	28,670,479
Total M&I Master Trust — FIS Stock Fund income	$5,986,850	$28,787,305

M&I Master Trust — M&I Stock Fund
	2010	2009
Investments — whose fair value is determined based on quoted market prices — common stock	$66,044,682	$48,558,904

Net assets of the M&I Master Trust — M&I Stock Fund	$66,044,682	$48,558,904

Plan’s interest in net assets of the M&I Master Trust — M&I Stock Fund	$21,217	$14,439

Plan’s interest in M&I Master Trust — M&I Stock Fund as a percentage of the total	0.03%	0.03%

Dividend and interest income	$362,191	$354,475
Net appreciation (depreciation) in the fair value of investments — common stock	15,609,714	(57,236,374)
Total M&I Master Trust — M&I Stock Fund income (loss)	$15,971,905	$(56,881,899)

At December 31, 2010 and 2009, the M&I Master Trust — M&I Stock Fund held 9,257,438 and 8,796,441 shares, respectively, of common stock of the Corporation, the sponsoring employer, with a cost basis of $90,160,585 and $91,247,533, respectively. During the year ended December 31, 2010 and 2009, the M&I Master Trust — M&I Stock Fund recorded dividend income of $360,176 and $344,506, respectively.

6.	FEDERAL INCOME TAX STATUS

The Plan is a Non-Standardized Prototype Plan (“Prototype Plan”) sponsored by the Trustee and adopted by the Corporation. The Plan has not requested its own determination letter from the Internal Revenue Service. However, the Corporation and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits  to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan holds shares of mutual funds, a common collective fund, and Master Trusts managed by the Trustee.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund (see also Note 3).

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the net assets as reported on line 1(l) of the 2009 and 2010 Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$1,544,180	$1,516,157
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,581	(1,120)
Net assets as reported on Form 5500	$1,545,761	$1,515,037

The following is a reconciliation of the total additions to plan assets reported in the financial statements to the net income as reported on line 2(k) of the 2010 Form 5500 Schedule H, Part II for 2010:

2010

Net increase in assets available for benefits per the financial statements	$28,023
Adjustment from contract value to fair value for fully benefit-responsive investment contracts current year	1,581
Adjustment from contract value to fair value for fully benefit-responsive investment contracts prior year	1,120
Net income as reported on Form 5500	$30,724

10.	PLAN TERMINATION

The Corporation has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event that the Plan is terminated, all participants would be 100% vested in their accounts.  (See Note 1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI STATE BANK & TRUST COMPANY RETIREMENT SAVINGS PLAN

/s/ Dennis R. Salentine

Dennis R. Salentine Vice President and Director of Corporate Benefits of the Marshall & Ilsley Corporation

Date: June 8, 2011